Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at June 30, 2009. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the six months ended June 30, 2009.

(in Skr millions)
Senior debt:
Long-term	112,922.7
Short-term	203,264.1
Total senior debt (1), (2)	316,186.8

Subordinated debt:
Long-term	3,461.8
Short-term	—
Total subordinated debt (1)	3,461.8

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 made up of 2,579,394 Class A shares and 1,410,606 Class B shares) (3)	3,990.0
Fair value reserves	529.7
Retained earnings	6,373.1
Net profit for the period	996.4

Total	11,889.2

Total capitalization

(1)                                  At June 30, 2009, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at June 30, 2009.

(2)                                  Unguaranteed and unsecured.

(3)                                  In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since June 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 31, 2009.

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President